September 8, 2008

VIA FACSIMILE AND EDGAR TRANSMISSION

Mr. David R. Humphrey, Branch Chief

Ms. Margery E. Reich, Senior Staff Accountant

Ms. Beverly A. Singleton, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Copa Holdings, S.A. Form 20-F for the Fiscal Year Ended December 31, 2007 (File No. 1-32696)

Dear Mr. Humphrey, Ms. Reich. and Ms. Singleton:

We appreciate the time the staff of the Securities and Exchange Commission (the “Staff”) has spent on the analysis of the responses submitted by Copa Holdings, S.A. (the “Company”) to the Staff’s comment letters dated July 11, 2008 and July 29, 2008 on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2007, as filed on May 9, 2008 (the “2007 Form 20-F”). As discussed on our recent phone conversations, the Company today is submitting herewith, via EDGAR and facsimile, a response to the Staff’s comment reproduced below in bold.

2007 Form 20-F — Operating and Financial Review and Prospects

Operating Results, page 43

We have reviewed your response to our prior comment 6. We believe that a discussion of the significance of fuel surcharges is necessary to the extent it (analyzed together with fare increases) has a material impact on your revenues during any of the periods presented, and that such aggregated amount should be disclosed. Further, as fuel is your single largest operating expense, we also believe that you should disclose the amount or percentage that represents fuel surcharges to the extent it represents a significant portion of the revenue increase. You may balance this discussion with your response that the impact of fuel surcharges on revenue is not indicative of the amount of fuel costs that are passed on to your passengers, and explain how an investor should view the impact to your results of operations of fuel surcharges that have the potential to become material with higher fuel costs. Please provide discussion in MD&A-Results of Operations and in your financial statement footnotes in future filings.

In response to the Staff comment, we would rephrase our discussion of fuel expenses in our Management Discussion & Analysis — Results of Operations as follows:

“Fuel is our single largest operating expense and, as a result, our results of operations are likely to continue to be materially affected by the cost of fuel as compared with prior periods. Prices for jet fuel have risen significantly in 2007 and remained at historically high levels.  From 2003 to 2007, the average price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 134% from $30.99 per barrel to $72.44 per barrel. To date, we have managed to offset some of the increases in fuel prices by managing load factors, fuel related price increases, which may take the form of fare increases or fuel surcharges, and cost cutting initiatives.  We estimate that we were able to offset approximately [xx]% of the increase in unit costs in 2008 as compared to 2007 through higher unit revenues.  Although there are other factors affecting unit costs, management considers the [xx%] cost recoverability to be a fair estimate of the coverage of incremental fuel prices, as most of the increase in unit costs is related to fuel price.”

We will revise future filings as appropriate consistent with the disclosure set forth above.

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Also, as requested by the Staff, the Company acknowledges that:

•       it is responsible for the adequacy and accuracy of the disclosure in its filings;

•       Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•       the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses. If you or any other member of the Staff has any further questions or comments concerning the response, or if you require additional information, please do not hesitate to contact Victor Vial, Chief Financial Officer, at 011 (507} 304 2522 or Adrian Thiel, Director of Finance, at 011 (507} 304 2675.

Very truly yours,

/s/ Victor Vial__________
Mr. Victor Vial
Chief Financial Officer
Copa Holdings, S.A.

cc:
Duane McLaughlin

Vanessa Gonzalez

Cleary Gottlieb Steen & Hamilton LLP